VIA SEC EDGAR FILING

May 20, 2008

Christina DiAngelo

Senior Staff Accountant

Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Response to Comments on Annual Report

Clipper Fund, Inc. 1933 Act No. 002-88543, 1940 Act No. 811-03931.

Dear Ms. DiAngelo:

On May 13, 2008 you provided SEC comments to me concerning Clipper Fund, Inc.’s Form N-CSR dated December 31, 2007. You stated that your review was conducted pursuant to the Sarbanes-Oxley Act, and you requested that a written response be filed on the SEC EDGAR system.

Each of the issues which you raised is reproduced below in bold print. The responses immediately follow each comment.

1. The certification dated March 6, 2008 and attached as exhibit 99 is the “old” form of Section 302 certification, not reflecting amendments contained in the “new” form of Section 302 certification. Please file an amended Form N-CSR with the “new” form of certification. An amended Form N-CSR for the year ended December 31, 2007 with the “new” form of Section 302 certification was filed on EDGAR on or about May 21, 2008.

2. Item 2(d) of Form N-CSR, Code of Ethics, requires the Registrant to describe any waivers which have been granted during the reporting period. If there have been no waivers granted during the reporting period, please affirmatively state that fact. In response to Item 2(d) of its amended December 31, 2007 N-CSR filing the Clipper Fund affirmatively stated that “No waivers from the Code of Ethics were granted during the reporting period.” Future N-CSR filings will also contain similar affirmative statements when appropriate.

3. Item 4(b) of Form N-CSR refers to Audit Related Fees, $6,100; provide a more detailed description of the nature of these fees.

In its amended filing the Clipper Fund states:

4(b) Audit-Related Fees. The aggregate Audit-Related Fees billed by PricewaterhouseCoopers LLP (the Fund’s previous accountant) for services rendered for assurance and related services that are not reasonably related to the performance of the audit or review of the fund financial statements, but not reported as Audit Fees for the fiscal years ended December 31, 2007 and December 31, 2006 were $6,126 and $0, respectively. This fee was for PricewaterhouseCoopers LLP’s consent to use their former opinion in the Clipper Fund’s registration statement. No Audit-Related Fees were billed by KPMG for the fiscal years ended December 31, 2007 and December 31, 2006.

4. Page 15 of the Clipper Fund’s annual report contains the expense example required under Item 22(d)(1) of Form N-1A. Item 22(d)(1) states in part “If the Fund charges any account fees or other recurring fees that are not included in the expenses shown in the table, for example, because they are not charged to all investors, disclose the amounts of these fees, describe the accounts that are charged these fees, and explain how an investor would use this information to estimate the total ongoing expenses paid over the period and the impact of these fees on ending account value.” Discuss the annual fees charged to retirement accounts.

In the future, Clipper Fund’s annual and semi-annual reports will include the following disclosure:

Please note that the Expense Example is general and does not reflect certain account specific costs, such as an annual maintenance fee of $10.00 that is charged once a year for retirement plan accounts. This fee may increase your total costs of investing in the fund. If these account specific costs were included in the Expense Example, the expenses would have been higher and your ending account value lower by this amount.

5. Page 30 of the Clipper Fund’s December 31, 2007 annual report contains the disclosure required by Item 22(b)(5) (which cross-references Item 12(a)(1) ) for the Clipper Fund’s directors, but fails to do so for its officers. The Clipper Fund will provide the requested information in future annual and semi-annual reports. The Clipper Fund notes that the December 31, 2007 annual report includes a list of all officers on page 31.

6. Page 17 of the Clipper Fund’s December 31, 2007 annual report refers to Master Tri-Party Repurchase Agreements. What exemptive relief is the Clipper Fund relying upon to enter into joint repurchase agreements?

On June 16, 1992 the Securities and Exchange Commission issued release number IC-18786, “CONDITIONAL ORDER UNDER SECTION 17(D) OF THE ACT AND RULE 17D-1 THEREUNDER”. The notice of application Release Number IC-18723 allowed “all future investment companies and separate portfolios thereof for which the Adviser [Venture Advisers, L.P., since renamed Davis Selected Advisers, L.P.] or any person or entity in the future controlling controlled by, or under common control with the Adviser acts as investment adviser or sub-adviser...” to operate a “joint trading account to be used to enter into repurchase agreements.” Davis Selected Advisers, L.P. serves as the investment adviser for the Clipper Fund.

Tandy Representations

Clipper Fund, Inc. hereby acknowledges that:

(1) the Clipper Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Clipper Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions or requests, please do not hesitate to contact me. My direct number is 520-434-3771.

Respectfully,

Thomas Tays

Vice President and Secretary

Clipper Fund